SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of March, 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Damage Resulting from ‘The 2011 off the Pacific coast of Tohoku Earthquake’”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 14, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

FOR IMMEDIATE RELEASE	March 14, 2011

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Damage Resulting from

“The 2011 off the Pacific coast of Tohoku Earthquake”

TOKYO, Japan – March 14, 2011 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, expresses its deepest condolences to all of those who have been affected by the earthquake in Japan.

ORIX made an announcement today regarding the damage to the ORIX Group as a result of the earthquake.

There were no life-threatening injuries to employees, and, as of the time of this release, there have been no reports regarding damages to ORIX Group assets that materially impact performance. ORIX will promptly announce any events that have a material impact on performance as they are confirmed.

Reference:

The following is an English translation of a March 13 announcement made by ORIX Real Estate Corporation (ORE, hereinafter), a subsidiary of ORIX Corporation on the ORE website.

Announcement Regarding “The 2011 off the Pacific coast of Tohoku Earthquake”

TOKYO, Japan – March 13, 2011 – ORIX Real Estate Corporation (ORE, hereinafter), a subsidiary of ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that as of March 12 there were no life-threatening injuries or accidents involving customers or employees and no major damage to the buildings at facilities owned and operated by ORE and Group companies following the earthquake that occurred on March 11, 2011.

Operation has been suspended for a portion of ORE and Group facilities in order to ensure safety. ORE is devoted to recovery efforts to continue to provide customers with high-quality services. Please refer to the website of each individual facility for more detail.

ORE would like to express its deepest condolences to all of those who have been affected by the earthquake.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, trust and banking and loan servicing. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2009 – March 31, 2010.”

-end-